EDGAR CORRESPONDENCE

July 8, 2025

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 Pearl Street, Suite 20-100
New York, NY 10004-2616
Attention: Lauren Hamilton

Re:	Davis Series, Inc. (40 Act File No.: 811-02679) Davis Variable Account Fund, Inc. (40 Act File No.: 811-09293) Davis Fundamental ETF Trust (40 Act File No.: 811-23181)

Dear Ms. Hamilton:
This letter is in response to comments you provided on June 10, 2025, with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of certain annual reports and other filings of the Registrants, as identified above. SEC comments are in bold and the responses immediately follow.
1.
The Staff noted that the response to Item 11 of Form N-CSR was marked as “Not applicable” for both the Davis Series, Inc. and the Davis Variable Account Fund, Inc. Provide an explanation as to why this item is marked as “Not applicable.”

We confirm that “Not applicable” is correct as there was no investment advisory contract approval during the funds of the Davis Series, Inc.’s and Davis Variable Account Fund, Inc.’s most recent fiscal half year.
The 2024 annual 15(c) contract renewal meeting occurred in March of 2024 for each applicable fund, and the results were included in Item 7 of the 6/30/24 Form N-CSRS, as disclosed in Item 11 of the 6/30/24 Form N-CSRS, as shown in the excerpt below.
ITEM 11. STATEMENT REGARDING BASIS FOR APPROVAL OF INVESTMENT ADVISORY CONTRACT
Approval of Investment Advisory Contract is included in the Director Approval of Advisory Agreements on Item 7 of this Form N-CSR.
2.
The Staff attempted to pull summary prospectuses, and the links were not working on the website for the following funds: Davis Select U.S. Equity ETF, Davis Select Worldwide ETF, and Davis Select Financial ETF. Ensure that those links are working across the board so that investors can access that information.

The links to the summary prospectuses for the above-listed funds currently function, and have been functioning correctly across the board, so that investors have been able to, and currently can, access the information. We are uncertain as to the issue that the SEC may have had in accessing these links.
3.
Davis Government Bond Fund does not have an investment policy where under normal circumstances at least 80% of the value of its assets are invested in government securities and/or repurchase agreements collateralized by government securities. Given the fund’s name, please explain or include the investment policy disclosures as required by Rule 35d-1.

As reflected in the Davis Government Bond Fund prospectus, the “Fund invests exclusively in U.S. Treasury securities, U.S. Government agency securities, U.S. Government agency mortgage securities (collectively “U.S. Government Securities”) and repurchase agreements collateralized by U.S. Government Securities. Under normal circumstances, the Fund’s portfolio will maintain a weighted average maturity of three years or less.”
4.	Please explain how the Davis Government Bond Fund’s benchmark index has been deemed to be an appropriate broad-based securities market index for the fund.
The decision was made to show only the Bloomberg U.S. Government 1-3 Bond Index as management felt that this represented an appropriate broad-based securities market index.
Upon further review, going forward starting with the 6/30/25 Tailored Shareholder Report, we will add the Bloomberg U.S. Aggregate Bond Index as a broad-based securities market index.
5.
This comment applies to Davis Real Estate Portfolio and Davis Government Bond Fund. Here, we noted that “Other Expenses” appear significant when looking at the Statement of Operations. If you could, please confirm that any categories of other expenses that exceed 5% of total expenses have been separately identified in accordance with Reg S-X 6-07.2(b).

For Davis Real Estate Portfolio and Davis Government Bond Fund, we have several types of expenses flow through “Miscellaneous (Other) Expenses,” including KPMG tax services, NASDAQ, State Street Bank Liquidity Risk Management Program, and Donnelley Financial Solutions N-PORT/N-CEN fees.
For Davis Government Bond Fund, these were all under 5%.
For Davis Real Estate Portfolio, due to the relatively small size of the fund, the KPMG tax services fees were over the 5% mark and should have been shown separately on the Statement of Operations. Going forward, starting with the 6/30/25 Financial Statements, we will show the KPMG tax services fees (and the fees paid to WTAX for withholding tax recovery fees) under a new line item titled “Tax Service Fees.”
6.
For Davis Government Money Market Fund, what we noted is that the adviser recaptured expenses reimbursed from prior fiscal years. If we look at the Financial Highlights for the period ended 12/31/24, the gross and net expense ratio is 68 basis points. Footnote g states that, excluding recapture of prior reimbursed expenses, for the year ended 12/31/24, this was 58 basis points. The 485(b) filing on April 25, 2025 shows that the gross and net expense ratio is 58 basis points, which is not including the recapture of the previously reimbursed expenses. When this is paid back, we believe the recaptured fees should be shown on a separate line item or shown in “Other Expenses” and reflected in gross expenses because recoupment is an expense of the fund. As such, please explain how the fund is in compliance with the requirement and if any update to fee table is necessary.

Davis Selected Advisers, L.P., the adviser, is no longer recapturing expenses as of the May 1, 2025, prospectus date, nor does it anticipate doing so in the future. As this figure in the prospectus is forward-looking, the 10 basis point recapture expense was not included as a shareholder would not incur that fee.
As of December 31, 2024, Davis Government Money Market Fund had a total of $19,502 eligible for recapture. While the amounts eligible for recapture were set to expire on December 31, 2025, the total amount was recaptured prior to such date, with the last day of recapture of eligible amounts being February 28, 2025. As such, as noted above, the adviser was no longer recapturing expenses as of the May 1, 2025 prospectus date.

Davis Series, Inc., Davis Variable Account Fund, Inc., and Davis Fundamental ETF Trust acknowledge that:
1.	The Registrants are responsible for the accuracy and adequacy of the disclosures in the Registrants’ filings;
2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
In addition, we are aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Investment Management in its review of Registrants’ filings or in response to staff comments on Registrants’ filings.
Please call the undersigned at (520) 434-3793 with any comments or questions.
Respectfully,
/s/ Lisa Cohen
     Lisa Cohen
     Vice President and Secretary